U.S. SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C. 20549





                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                        (Check One):

  [X] Form 10-K     [ ] Form 20-F     [ ] Form 11-K     [ ]
                Form 10-Q     [ ] Form N-SAR

          For Period Ended:  December 31, 1996
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For     the    Transition    Period     Ended:
_________________________



      If the notification relates to a portion of the filing
checked   above,   identify  the  Item(s)   to   which   the
notification relates: N/A




Part 1 - Registrant Information


     Full Name of Co-Registrants:

- Jacor Communications Company (formerly known as Citicasters Inc.), a Florida corporation
- Broadcast Finance, Inc., an Ohio corporation
- Cine Films, Inc., a California corporation
- Cine Guarantors, Inc., a California corporation
- Cine Guarantors II, Inc., a California corporation
- Cine Guarantors II, Ltd., a Canadian corporation
- Cine Mobile Systems Int'l. N.V., an Antille corporation
- Cine Movil S.A. de C.V., a Mexican corporation
- Citicasters Co., an Ohio corporation
- F.M.I. Pennsylvania, Inc., a Pennsylvania corporation
- GACC-N26LB, Inc., a Delaware corporation
- GACC-340, Inc., a Delaware corporation
- Georgia Network Equipment, Inc., a Georgia corporation
- Great  American  Merchandising Group, Inc.,  a  New  York
   corporation
- Great American Television Productions, Inc., a California
   corporation
- Inmobiliaria Radial, S.A. de C.V., a Mexican corporation
- Jacor Broadcasting Corporation, an Ohio corporation
- Jacor Broadcasting of Atlanta, Inc., a Georgia corporation
- Jacor   Broadcasting  of  Colorado,  Inc.,  a   Colorado
   corporation
- Jacor Broadcasting of Florida, Inc., a Florida corporation
- Jacor Broadcasting of Idaho, Inc., a Delaware corporation
- Jacor Broadcasting of Iowa, Inc., a Delaware corporation
- Jacor   Broadcasting  of  Knoxville,  Inc.,  a  Delaware
   corporation
- Jacor   Broadcasting  of  Lexington,  Inc.,  a  Kentucky
   corporation
- Jacor  Broadcasting  of  San  Diego,  Inc.,  a  Delaware
   corporation
- Jacor   Broadcasting  of  Sarasota,  Inc.,   a   Florida
   corporation
- Jacor  Broadcasting  of  St.  Louis,  Inc.,  a  Missouri
   corporation
- Jacor   Broadcasting  of  Tampa  Bay,  Inc.,  a  Florida
   corporation
- Jacor Cable, Inc., a Kentucky corporation
- Location Productions, Inc., a California corporation
- Location Productions II, Inc., a California corporation
- Noble Broadcast Center, Inc., a California corporation
- Noble Broadcast Group, Inc., a Delaware corporation
- Noble Broadcast Holdings, Inc., a Delaware corporation
- Noble Broadcast Licenses, Inc., a California corporation
- Noble   Broadcast  of  Colorado,  Inc.,   a   California
   corporation
- Noble   Broadcast  of  San  Diego,  Inc.,  a  California
   corporation
- Noble Broadcast of St. Louis, Inc., a Delaware corporation
- Noble Broadcast of Toledo, Inc., a California corporation
- Nobro, S.C., a Mexican corporation
- Nova Marketing Group, Inc., a California corporation
- Sports Radio Broadcasting, Inc., a California corporation
- Sports Radio, Inc., a California corporation
- Taft-TCI Satellite Services, Inc., a Colorado corporation
- The Sy Fischer Company Agency, Inc., a California corporation
- VTTV Productions, a California corporation
- WHOK, Inc., an Ohio corporation

     Address of Principal Executive Office:

          50 East RiverCenter Boulevard, 12th Floor
          Covington, KY 41011




Part II - Rules 12b-25(b) and (c)


If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a)  The reasons described in reasonable detail in Part
III   of   this   form  could  not  be  eliminated   without
unreasonable effort or expense;    [X]

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;[X]; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
[  ]




Part III - Narrative


       The above-named co-registrants are directly or indirectly owned, wholly-owned subsidiaries of Jacor Communications, Inc., a 1934 Act reporting company. The obligation of the co-registrants to file a Form 10-K arises solely under Section 15(d) of the 1934 Act and the registrants have requested from the Commission an exemption from such reporting pursuant to Section 12(h) of the 1934 Act. The co-registrants expect to hear promptly from the Commission as to whether the 12(h) exemption will be granted. If granted, none of the co-registrants would be required to file a Form 10-K for the year ended December 31, 1996. The preparation of audited financial statements for various co-registrants would be unreasonably expensive and time consuming for Jacor Communications, Inc., given that all material financial information about the co-registrants is included within the consolidated financial statements of Jacor Communications, Inc.




Part IV - Other Information


      (1) Name and telephone number of person to contact in regard to this notification:

                    R. Christopher Weber
                    Jacor Communications, Inc.
                    50 East RiverCenter Boulevard
                    12th Floor
                    Covington, KY 41011
                    (606) 655-2267

          with a copy to:

                    Richard G. Schmalzl, Esq.
                    Graydon, Head & Ritchey
                    1900 Fifth Third Center
                    Cincinnati, Ohio 45202
                    (513) 629-2828

      (2)   Have  all other periodic reports required  under
section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [X] Yes     [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [  ] Yes     [X] No

     If so: attach an explanation of the anticipated change,
both  narratively and quantitatively, and,  if  appropriate, state  the reasons why a reasonable estimate of the  results
cannot be made.   N/A




      JACOR  COMMUNICATIONS  COMPANY  and  its  subsidiaries
listed   on  Annex  A  attached  hereto  have  caused   this
notification to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    April 1, 1997                        By /s/ Jon  M. Berry
                                                 Jon   M.   Berry,
                                                     Treasurer
                           ANNEX A

        Subsidiaries of Jacor Communications Company

Broadcast Finance, Inc., an Ohio corporation
Cine Films, Inc., a California corporation
Cine Guarantors, Inc., a California corporation
Cine Guarantors II, Inc., a California corporation
Cine Guarantors II, Ltd., a Canadian corporation
Cine Mobile Systems Int'l. N.V., an Antille corporation
Cine Movil S.A. de C.V., a Mexican corporation
Citicasters Co., an Ohio corporation
F.M.I. Pennsylvania, Inc., a Pennsylvania corporation GACC-N26LB, Inc., a Delaware corporation
GACC-340, Inc., a Delaware corporation
Georgia Network Equipment, Inc., a Georgia corporation
Great  American  Merchandising  Group,  Inc.,  a  New   York
corporation
Great  American Television Productions, Inc.,  a  California
corporation
Inmobiliaria Radial, S.A. de C.V., a Mexican corporation Jacor Broadcasting Corporation, an Ohio corporation
Jacor Broadcasting of Atlanta, Inc., a Georgia corporation Jacor Broadcasting of Colorado, Inc., a Colorado corporation Jacor Broadcasting of Florida, Inc., a Florida corporation Jacor Broadcasting of Idaho, Inc., a Delaware corporation Jacor Broadcasting of Iowa, Inc., a Delaware corporation
Jacor   Broadcasting   of  Knoxville,   Inc.,   a   Delaware
corporation
Jacor   Broadcasting   of  Lexington,   Inc.,   a   Kentucky
corporation
Jacor   Broadcasting  of  San  Diego,   Inc.,   a   Delaware
corporation
Jacor Broadcasting of Sarasota, Inc., a Florida corporation
Jacor   Broadcasting  of  St.  Louis,   Inc.,   a   Missouri
corporation
Jacor Broadcasting of Tampa Bay, Inc., a Florida corporation Jacor Cable, Inc., a Kentucky corporation
Location Productions, Inc., a California corporation Location Productions II, Inc., a California corporation Noble Broadcast Center, Inc., a California corporation
Noble Broadcast Group, Inc., a Delaware corporation
Noble Broadcast Holdings, Inc., a Delaware corporation
Noble Broadcast Licenses, Inc., a California corporation Noble Broadcast of Colorado, Inc., a California corporation Noble Broadcast of San Diego, Inc., a California corporation Noble Broadcast of St. Louis, Inc., a Delaware corporation Noble Broadcast of Toledo, Inc., a California corporation Nobro, S.C., a Mexican corporation
Nova Marketing Group, Inc., a California corporation
Sports Radio Broadcasting, Inc., a California corporation Sports Radio, Inc., a California corporation
Taft-TCI Satellite Services, Inc., a Colorado corporation
The   Sy   Fischer  Company  Agency,  Inc.,   a   California
corporation
VTTV Productions, a California corporation
WHOK, Inc., an Ohio corporation